Exhibit 1

Loma Negra Announces 3Q17 Results
Revenues Increase 54.4%
and Net Profit Grows 162.7% YoY

Buenos Aires, November 10, 2017 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), ("Loma Negra" or the "Company"), the leading cement producer in Argentina, today announced unaudited results for the three- and nine -month periods ended September 30, 2017.

3Q17 Key Highlights

- Our cement, masonry & lime sales volume in Argentina up 9.0% with expanded construction activity
- Net revenue up 54.4% to Ps.4,165 million on volume and price increases, translated to US$241 million
- Gross profit margin increased 381 basis points to 27.9%
- Adjusted EBITDA in period reached Ps.1,005 million representing US$58 million
- Adjusted EBITDA margin up 263 basis points to 24.1%
- As of September 2017, Net Debt was Ps.4,065 million or US$235 million, with a Net Debt/Adjusted EBITDA ratio of 1.16x
- Successfully completed initial public offering

Management Commentary

- The recovery in the construction sector in Argentina, which commenced in 2017 with the increased number of public works and an overall economic rebound, drove an increase in cement consumption. This recovery represented a sales volume increase during 3Q17 for Loma Negra of 9.0% compared with 3Q16. This volume expansion coupled with price increase underpinned a 263 basis points rise in the consolidated Adjusted EBITDA margin, to 24.1%
- Cement, masonry & lime sales volume for the nine-month period ended September 30, 2017, were up 7.1% compared with the same period of the prior year
- On November 3, 2017, Loma Negra initial public offering closed at a price of US$19.00 per American Depositary Shares ("ADSs"). Loma Negra and the selling shareholder, Loma Negra Holding GmbH, sold 53,530,000 ADS in the international offering, representing 267,650,000 ordinary shares of the Company, including the full exercise of the underwriters' option to purchase an additional 7,530,000 ADSs. Loma Negra raised gross proceeds of US$34,200,000 and the selling shareholder raised gross proceeds of US$982,870,000 from the international offering. Loma Negra also received gross proceeds of US$79,800,000 from the sale of 21,000,000 ordinary shares in the concurrent Argentine offering. In total, the company and the selling shareholder raised gross proceeds of US$1,096,870,000 from the global offering

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2017	2016	% Chg.	2017	2016	% Chg.
Net revenue	4,165	2,697	54.4%	10,834	7,041	53.9%
Gross Profit	1,164	651	78.8%	3,141	1,784	76.1%
Gross Profit margin	*27.9%*	*24.1%*	*+381 bps*	*29.0%*	*25.3%*	*+366 bps*
Adjusted EBITDA	1,005	580	73.3%	2,743	1,586	73.0%
Adjusted EBITDA Mg.	*24.1%*	*21.5%*	*+263 bps*	*25.3%*	*22.5%*	*+280 bps*
Net Profit	316	120	162.7%	1,008	277	263.9%
Net Profit attributable to owners of the Company	295	121	144.3%	926	284	225.8%
EPS	0.52	0.21	144.3%	1.64	0.50	225.8%
Shares outstanding at eop[1]	566	566	0.0%	566	566	0.0%
Net Debt	4,065	2,831	43.5%	4,065	2,831	43.5%
Net Debt /Adjusted EBITDA	1.16	1.33	-0.18x	1.16	1.33	-0.18x

On December 22, 2016 Loma Negra acquired an additional 16% of the outstanding shares of its subsidiary Yguazu Cementos S.A, achieving control and 51% of ownership in the Paraguayan cement company. Accordingly, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, until December 31, 2016, Loma Negra's ownership in Yguazu Cementos was accounted for by the equity method and results of operations of Yguazú Cementos were recorded under the line item "Share of profit (loss) of associates". Starting January 1, 2017, Loma Negra began to fully consolidate Yguazu Cementos' results on a line by line basis.

[1]After IPO total Shares outstanding are 596 million

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" and represent comparisons between the three- and nine-month periods ended September 30, 2017, and the equivalent three- and nine-month periods ended September 30, 2016. Tables state figures in millions of Argentine pesos, unless otherwise noted. Adjusted EBITDA and Net Debt are non-IFRS measures. Definition of Adjusted EBITDA and Net Debt included in the Definitions sections of the report.

Table 1b: Financial Highlights in U.S. dollars

(amounts expressed in millions of U.S. dollars, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2017	2016	% Chg.	2017	2016	% Chg.
Ps./US$, av	17.28	14.95	15.5%	16.23	14.55	11.5%
Ps./US$, eop	17.32	15.26	13.5%	17.32	15.26	13.5%
Net revenue	241	180	33.6%	668	484	38.0%
Adjusted EBITDA	58	39	50.0%	169	109	55.2%
Net Profit	18	8	127.4%	62	19	226.4%
Net Debt	235	186	26.5%	235	186	26.5%
Net Debt /Adjusted EBITDA	1.16	1.33	-0.18x	1.16	1.33	-0.18x

On December 22, 2016 Loma Negra acquired an additional 16% of the outstanding shares of its subsidiary Yguazu Cementos S.A, achieving control and 51% of ownership in the Paraguayan cement company. Accordingly, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, until December 31, 2016, Loma Negra's ownership in Yguazu Cementos was accounted for by the equity method and results of operations of Yguazú Cementos were recorded under the line item "Share of profit (loss) of associates". Starting January 1, 2017, Loma Negra began to fully consolidate Yguazu Cementos' results on a line by line basis.

Overview of Operations

Sales Volumes

Table 2: Sales Volumes

		Three-months ended September 30,			Nine-months ended September 30,		
		2017	2016	% Chg.	2017	2016	% Chg.
Cement, masonry & lime							
Argentina	MM Tn	1.72	1.58	9.0%	4.66	4.35	7.1%
Paraguay	MM Tn	0.16	-	n/a	0.44	-	n/a
Cement, masonry & lime total		**1.88**	**1.58**	**19.1%**	**5.10**	**4.35**	**17.2%**
Argentina:							
Concrete	MM m3	0.21	0.16	27.8%	0.58	0.45	30.6%
Railroad	MM Tn	1.23	1.22	1.1%	3.69	3.43	7.6%
Aggregates	MM Tn	0.29	0.28	1.5%	0.80	0.72	11.1%

During the 3Q17 the volume of cement, masonry & lime expanded 19.1% compared to 3Q16, including the consolidation of Yguazú Cementos S.A. During this period, Argentina experienced a 9.0% sales volume increase with concrete showing a higher sales volume growth of 27.8%.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" and represent comparisons between the three- and nine-month periods ended September 30, 2017, and the equivalent three- and nine-month periods ended September 30, 2016. Tables state figures in millions of Argentine pesos, unless otherwise noted. Adjusted EBITDA and Net Debt are non-IFRS measures. Definition of Adjusted EBITDA and Net Debt included in the Definitions sections of the report.

Page 2 of 11

Review of Financial Results

Table 3: Consolidated Statement of Financial Position

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2017	2016	% Change	2017	2016	% Change
Net revenue	4,165	2,697	54.4%	10,834	7,041	53.9%
Cost of sales	(3,001)	(2,047)	46.7%	(7,693)	(5,257)	46.3%
Gross Profit	**1,164**	**651**	**78.8%**	**3,141**	**1,784**	**76.1%**
Share of profit (loss) of associates	-	16	-100.0%	-	45	-100.0%
Selling and administrative expenses	(310)	(232)	33.7%	(852)	(627)	36.0%
Other gains and losses	(5)	5	-203.9%	(3)	14	-123.8%
Tax on debits and credits to bank accounts	(50)	(36)	41.4%	(129)	(106)	21.8%
Finance costs, net						
Exchange rate differences	(172)	(43)	300.3%	(215)	(201)	7.0%
Financial income	19	9	113.8%	39	26	48.4%
Financial expenses	(179)	(194)	-7.8%	(499)	(535)	-6.7%
Profit before taxes	**466**	**176**	**165.3%**	**1,481**	**401**	**269.2%**
Income tax expense						
Current	(145)	(49)	193.9%	(457)	(113)	305.1%
Deferred	(5)	(6)	-18.9%	(16)	(11)	42.8%
Net profit	**316**	**120**	**162.7%**	**1,008**	**277**	**263.9%**
Net majority income	**295**	**121**	**144.3%**	**926**	**284**	**225.8%**

On December 22, 2016 Loma Negra acquired an additional 16% of the outstanding shares of its subsidiary Yguazu Cementos S.A., achieving control and 51% of ownership in the Paraguayan cement company. Accordingly, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, until December 31, 2016, Loma Negra's ownership in Yguazu Cementos was accounted for by the equity method and results of operations of Yguazú Cementos were recorded under the line item "Share of profit (loss) of associates". Starting January 1, 2017, Loma Negra began to fully consolidate Yguazu Cementos' results on a line by line basis.

Net Revenues

Net revenue for the 3Q17 increased by 54.4%, from Ps.2,697 million for the 3Q16 to Ps.4,165 million for the 3Q17. The main drivers behind revenue growth during this period were the higher average sales prices and volumes sold across all segments, along with the consolidation of Ps.340 million of Yguazú Cementos S.A.

Cost of Sales & Gross Profit

Cost of sales for the 3Q17 increased 46.7%, from Ps.2,047 million for the 3Q16 to Ps.3,001 million for the 3Q17. However, when measured as a percentage of sales, cost of sales declined by 381 basis points to 72.1% from 75.9% for the 3Q16. The absolute increase in cost of sales was Ps.955 million due to greater sales volume, cost inflation, and the consolidation of Ps.232 million from Yguazú Cementos S.A.

Gross profit for the 3Q17 increased by 78.8%, from Ps.651 million for the 3Q16, to Ps.1,164 million for the 3Q17, explained by the recovery in the gross margin, which was up 381 basis points year-over-year to 27.9% for the 3Q17 from 24.1% for the 3Q16, along with the consolidation of Yguazú Cementos S.A.

Selling and Administrative Expenses

Selling and administrative expenses for the 3Q17 rose 33.7% from Ps.232 million for the 3Q16, to Ps.310 million for the 3Q17, this figure includes the consolidation of Yguazú Cementos S.A in 2017. Despite this, selling and administrative expenses as a percentage of revenues declined by 116 basis points year-over-year from 8.6% for the 3Q16 to 7.4% for the 3Q17.

Net Profit and Net Profit Attributable to Owners of the Company

Net profit for the 3Q17 increased by 162.7% year-over-year, or Ps.196 million, to Ps.316 million, which also considers the increase in Loma Negra's equity interest in Yguazú Cementos S.A.

Net Profit Attributable to Owners of the Company for the quarter increased by 144.3% year-over-year, or Ps.174 million, to Ps.295 million. Earnings per common share for 3Q17 were Ps.0.52. This compares with earnings per share of Ps.0.21 for the same period last year.

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For the nine-month period ended September 30, 2017, net profit increased by 263.9% from Ps.277 million for the 3Q16 to Ps.1,008 million for the 3Q17.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2017	2016	% Chg.	2017	2016	% Chg.
Adjusted EBITDA reconciliation:						
Net profit	316	120	162.7%	1,008	277	263.9%
(+) Financial interest, net	113	170	-33.7%	378	455	-17.0%
(+) Income tax expense	150	55	171.0%	473	124	281.1%
(+) Depreciation and amortization	157	140	11.7%	457	369	24.1%
(+) Exchange rate differences	172	43	300.3%	215	201	7.0%
(+) Other financial expenses, net	48	16	202.1%	82	53	54.1%
(+) Tax on debits and credits to bank accounts	50	36	41.4%	129	106	21.8%
Adjusted EBITDA	**1,005**	**580**	**73.3%**	**2,743**	**1,586**	**73.0%**
Adjusted EBITDA Margin	*24.1%*	*21.5%*	*+263 bps*	*25.3%*	*22.5%*	*+280 bps*

Adjusted EBITDA increased 73.3% year-over-year for the 3Q17 to Ps.1,005 million, reflecting mainly a recovery in sales volumes and prices, together with the consolidation of Yguazú Cementos S.A in 2017. Adjusted EBITDA margin, in turn, increased 263 basis points to 24.1%, from 21.5% for the 3Q16. For the nine months ended September 30, 2017, the Adjusted EBITDA and Adjusted EBTIDA margin improved 73.0% and 280 basis points, respectively, when compared to the same period a year ago.

Table 5: Adjusted EBITDA by geography

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2017	2016	% Change	2017	2016	% Change
Argentina						
Net revenue	3,825	2,697	41.8%	9,965	7,041	41.5%
Adjusted EBITDA	865	580	49.1%	2,387	1,586	50.5%
Adjusted EBITDA Margin	*22.6%*	*21.5%*	*+111 bps*	*24.0%*	*22.5%*	*+143 bps*
Paraguay						
Net revenue	340	-	n/a	869	-	n/a
Adjusted EBITDA	140	-	n/a	356	-	n/a
Adjusted EBITDA Margin	*41.2%*	-	n/a	*41.0%*	-	n/a

In Argentina, the Adjusted EBITDA increased 49.1% year-over-year in 3Q17 to Ps.865 million reflecting mainly a recovery in sales volumes and prices. Adjusted EBITDA margin, in turn, increased 111 basis points to 22.6%, from 21.5% in 3Q16. Third quarter results are typically impacted by higher seasonal thermal and electricity costs experienced during winter months. For the nine months ended September 30, 2017, the Adjusted EBITDA and Adjusted EBITDA margin improved 50.5% and 143 basis points, respectively, when compared to the same period of the previous year.

Page 4 of 11

Capitalization

Table 6: Capitalization and Debt Ratio

(amounts expressed in millions of pesos, unless otherwise noted)

	As of September 30,		As of FY ended December,
	2017	2016	2016
Total Debt	4,352	3,042	4,339
- Short-Term Debt	1,462	1,172	3,062
- Long-Term Debt	2,890	1,870	1,277
Cash and Cash Equivalents	288	211	803
Total Net Debt	**4,065**	**2,831**	**3,536**
Shareholders' Equity	1,764	960	1,131
Capitalization	**6,116**	**4,002**	**5,470**
Adjusted EBITDA	**3,508**	**2,123**	**2,350**
Net Debt /Adjusted EBITDA	1.16x	1.33x	1.50x

Total Cash and cash equivalents as of September 30, 2017 were Ps.288 million, with total Debt at the end of the quarter reaching Ps.4,065 million. This consisted of Ps.1,462 million of short-term borrowings, including current portion of long-term borrowings (or 33.6% of total borrowings), and Ps.2,890 million of long-term borrowings (or 66.4% of total borrowings).

In August 2017, Yguazú Cementos S.A. entered into loan agreements with Banco Continental S.A.E.C.A. and Sudameris Bank S.A.E.C.A. in aggregate principal amounts of PYG.255,000 million and PYG.168,000 million, respectively. The proceeds from such loans were used to prepay all outstanding amounts of the loans granted in 2013 by IDB and CAF, together with short-term debt with Itau-Unibanco S.A.

As of September 30, 2017, 44.1%, or Ps.1,919 million, of the total of Loma Negra debt was denominated in U.S. dollars, 30.5% (or Ps.1,328 million) in Guaraníes, and 25.4% (or Ps.1,106 million) in Argentine pesos, with an average duration of 2.1 years.

As of September 30, 2017, Ps.2,626 million, or 60.3%, of the Company's total consolidated borrowings bore interest at floating rates, including Ps.562 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, and Ps.1,836 million of foreign currency-denominated borrowings that bore interest at rates based on Libor.

The Net Debt to Adjusted EBITDA ratio at the close of 3Q17 stood at 1.16x, this compares with Net Debt to Adjusted EBITDA of 1.50x as of December 31, 2016. As of December 31, 2016, Yguazú Cementos was only consolidated in the Balance Sheet Statements and not in the Profit and Loss Statement.

Page 5 of 11

Cash Flows Table 7: Condensed Interim Consolidated Statement of Cash Flows for the nine-months Ended September 30, 2017 and 2016 (amounts expressed in millions of pesos, unless otherwise noted) Nine-months ended September 30, 2017 2016 CASH FLOWS FROM OPERATING ACTIVITIES Net profit for the period 1,008 277 Adjustments to reconcile net profit to net cash provided by operating activities 1,545 1,037 Changes in operating assets and liabilities: (970) (522) Net cash generated by operating activities 1,584 793 CASH FLOWS FROM INVESTING ACTIVITIES Property, plant and equipment, Intangible Assets, net (949) (610) Others 9 - Net cash used in investing activities (940) (610) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds / Repayments from borrowings, Interest paid (732) 533 Dividends paid (443) (853) Net cash (used in) generated by financing activities (1,175) (320) Net decrease in cash and cash equivalents (531) (138) Cash and cash equivalents at the beginning of the year 803 328 Effects of the exchange rate differences on cash and cash equivalents in 16 20 foreign currency Cash and cash equivalents at the end of the period 288 211 During nine-month period ended September 30, 2017, the Company made capital investments for a total of Ps. 949 million for the acquisition and maintenance of its land and equipment, compared to Ps.610 million in the same period of prior year. Ps.443 million of dividends were paid during the nine-month period ended September 30, 2017, compared to Ps.853 paid during the same period of 2016. Expansion of L’Amalí Plant Loma Negra is increasing installed capacity at its L’Amalí plant by 2.7 million tons annually. This expansion involves a capital expenditure of approximately US$350 million. The execution phase of the L’Amalí plant expansion started in August 2017, with a total execution time estimated at 31 months and is expected to be completed early 2020. On July 2017, the company accepted the Offer received from the Chinese company Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of a new cement plant with a capacity of 5,800 tons per day of clinker. The offer includes the engineering, provision and shipment of all the equipment for the plant and its construction. The project is divided in two phases. The Phase 1 involving basic engineering of the new plant and study of soil in situ (5 months) and the Phase 2 including equipment provision and plant construction (26 months). Capital expenditures related to this project was Ps. 24.8 million as of September 30, 2017. Page 6 of 11

Recent Events On November 3, the Company’s initial public offering closed at a price of US$19.00 per American Depositary Shares (“ADSs”). Loma Negra and the selling shareholder, Loma Negra Holding GmbH, sold 53,530,000 ADS in the international offering, representing 267,650,000 ordinary shares of the Company, including the full exercise of the underwriters’ option to purchase an additional 7,530,000 ADSs. Loma Negra raised gross proceeds of US$34,200,000 and the selling shareholder raised gross proceeds of US$982,870,000 from the international offering. Loma Negra also received gross proceeds of US$79,800,000 from the sale of 21,000,000 ordinary shares in the concurrent Argentine offering. In total, the company and the selling shareholder raised gross proceeds of US$1,096,870,000 from the global offering Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash and cash equivalents. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in construction, which is expected by the Company to be one of the fastest growing sectors of the Argentine economy in the coming years. Loma Negra is Argentina’s only national, vertically-integrated cement and concrete company, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country. Note: The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contact Marcos I. Gradin Chief Financial Officer and Investor Relations Officer +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow --- Page 7 of 11

Table 9: Condensed Interim Consolidated Statements of Financial Position as of September 30, 2017 and December 31, 2016 (amounts expressed in millions of pesos, unless otherwise noted) As of September 30, As of December 31, 2017 2016 ASSETS Non-Current assets Property, plant and equipment 5,544 4,881 Intangible assets 69 57 Investments 0 0 Goodwill 39 39 Inventories 186 176 Other receivables 265 229 Trade accounts receivable 95 78 Total non-current assets 6,200 5,461 Current assets Inventories 1,883 1,717 Other receivables 305 226 Trade accounts receivable 1,122 629 Investments 170 694 Cash and banks 117 234 Total current assets 3,598 3,501 TOTAL ASSETS 9,797 8,962 SHAREHOLDERS’ EQUITY Capital stock and other capital related accounts 55 87 Reserves 59 44 Retained earnings 926 460 Accumulated other comprehensive income 203 149 Equity attributable to the owners of the Company 1,243 740 Non-controlling interests 521 390 TOTAL SHAREHOLDERS’ EQUITY 1,764 1,131 LIABILITIES Non-current liabilities Borrowings 2,890 1,277 Accounts payables 65 82 Provisions 165 121 Tax liabilities 1 1 Other liabilities 29 28 Deferred tax liabilities 310 293 Total non-current liabilities 3,460 1,802 Current liabilities Borrowings 1,462 3,062 Accounts payable 1,975 2,226 Advances from customers 189 107 Salaries and social security payables 402 380 Tax liabilities 510 225 Other liabilities 35 29 Total current liabilities 4,573 6,030 TOTAL LIABILITIES 8,033 7,832 TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES 9,797 8,962 Page 8 of 11

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September			Nine-months ended September 30,		
	2017	2016	% Change	2017	2016	% Change
Net revenue	4,165	2,697	54.4%	10,834	7,041	53.9%
Cost of sales	(3,001)	(2,047)	46.7%	(7,693)	(5,257)	46.3%
Gross profit	**1,164**	**651**	**78.8%**	**3,141**	**1,784**	**76.1%**
Share of profit (loss) of associates	-	16	-100.0%	-	45	-100.0%
Selling and administrative expenses	(310)	(232)	33.7%	(852)	(627)	36.0%
Other gains and losses	(5)	5	n/a	(3)	14	-123.8%
Tax on debits and credits to bank accounts	(50)	(36)	41.4%	(129)	(106)	21.8%
Finance costs, net						
Exchange rate differences	(172)	(43)	300.3%	(215)	(201)	7.0%
Financial income	19	9	113.8%	39	26	48.4%
Financial expenses	(179)	(194)	-7.8%	(499)	(535)	-6.7%
Profit before taxes	**466**	**176**	**165.3%**	**1,481**	**401**	**269.2%**
Income tax expense						
Current	(145)	(49)	193.9%	(457)	(113)	305.1%
Deferred	(5)	(6)	-18.9%	(16)	(11)	42.8%
Net profit	**316**	**120**	**162.7%**	**1,008**	**277**	**263.9%**
Other Comprehensive Income						
Items to be reclassified through profit and loss:						
Exchange differences on translating foreign operations	65	8	727.7%	106	37	188.8%
Cash flow hedges[1]	-	-	n/a	-	(54)	n/a
Total other comprehensive (loss) income	**65**	**8**	n/a	**106**	**(18)**	n/a
TOTAL COMPREHENSIVE INCOME	**381**	**128**	**n/a**	**1,114**	**259**	**n/a**
Net Profit (loss) for the period attributable to:						
Owners of the Company	295	121	144.3%	926	284	225.8%
Non-controlling interests	21	(1)	n/a	82	(7)	n/a
NET PROFIT FOR THE PERIOD	**316**	**120**	**162.7%**	**1,008**	**277**	**263.9%**
Total comprehensive income (loss) attributable to:						
Owners of the Company	328	129	155.0%	979	266	267.9%
Non-controlling interests	21	(1)	n/a	134	(7)	n/a
TOTAL COMPREHENSIVE INCOME	**349**	**128**	**n/a**	**1,114**	**259**	**329.7%**
Earnings per share (basic and diluted):	**0.52**	**0.21**	**144.3%**	**1.64**	**0.50**	**225.8%**

[1]Net of income tax effect for Ps.29 million for the nine months period ended September 30, 2016.

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Table 10: Condensed Interim Consolidated Statement of Cash Flows for the nine-months Ended September 30, 2017 and 2016 (amounts expressed in millions of pesos, unless otherwise noted) Nine-months ended September 30, 2017 2016 CASH FLOWS FROM OPERATING ACTIVITIES Net profit for the period 1,008 277 Adjustments to reconcile net profit to net cash provided by operating activities Income tax expense 473 124 Depreciation and amortization 457 369 Provisions 51 24 Interest expense 389 469 Share of profit of associates - (45) Interest income (8) (91) Exchange rate differences 184 205 Gain on disposal of Property, plant and equipment (1) (17) Changes in operating assets and liabilities Inventories (151) (348) Other receivables (158) (363) Trade accounts receivable (498) (57) Advances from customers 82 10 Accounts payable (91) 211 Salaries and social security payables 21 47 Provisions (10) (9) Tax liabilities 24 120 Other liabilities 5 5 Income tax paid (194) (137) Net cash generated by operating activities 1,584 793 CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from disposal of Property, plant and equipment 10 13 Payments to acquire Property, plant and equipment (940) (624) Payments to acquire Intangible Assets (19) - Interest collected 30 - Contributions to Trust (21) - Net cash used in investing activities (940) (610) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from borrowings 2,920 1,620 Interest paid (418) (454) Dividends paid (443) (853) Repayment of borrowings (3,235) (633) Net cash (used in) generated by financing activities (1,175) (320) Net decrease in cash and cash equivalents (531) (138) Cash and cash equivalents at the beginning of the year 803 328 Effects of the exchange rate differences on cash and cash equivalents in foreign currency 16 20 Cash and cash equivalents at the end of the period 288 211 Page 10 of 11

Table 11: Financial Data by Segment

(amounts expressed in millions of pesos, unless otherwise noted)

	Nine-months ended September 30,			
	2017	%	2016	%
Net revenue	**10,834**	100.0%	**7,041**	100.0%
Cement, masonry cement and lime—Argentina	8,216	75.8%	5,943	84.4%
Cement—Paraguay	869	8.0%	-	0.0%
Concrete	1,286	11.9%	746	10.6%
Railroad	1,156	10.7%	864	12.3%
Aggregates	193	1.8%	132	1.9%
Others	106	1.0%	57	0.8%
Eliminations	(991)	-9.1%	(702)	-10.0%
Cost of sales	**7,693**	100.0%	**5,257**	100.0%
Cement, masonry cement and lime—Argentina	5,666	73.6%	4,388	83.5%
Cement—Paraguay	603	7.8%	-	0.0%
Concrete	1,209	15.7%	687	13.1%
Railroad	965	12.5%	736	14.0%
Aggregates	189	2.5%	120	2.3%
Others	52	0.7%	27	0.5%
Eliminations	(991)	-12.9%	(702)	-13.3%
Selling, admin. expenses and other gains & losses	**856**	100.0%	**612**	100.0%
Cement, masonry cement and lime—Argentina	651	76.1%	489	79.9%
Cement—Paraguay	34	3.9%	-	0.0%
Concrete	57	6.7%	37	6.0%
Railroad	80	9.4%	63	10.3%
Aggregates	4	0.5%	4	0.6%
Others	29	3.4%	19	3.1%
Depreciation and amortization	**457**	100.0%	**369**	100.0%
Cement, masonry cement and lime—Argentina	257	56.3%	313	84.9%
Cement—Paraguay	124	27.1%	-	0.0%
Concrete	13	2.9%	10	2.6%
Railroad	55	11.9%	40	10.7%
Aggregates	6	1.4%	5	1.4%
Others	2	0.4%	1	0.4%
Adjusted EBITDA	**2,743**	100.0%	**1,586**	100.0%
Cement, masonry cement and lime—Argentina	2,157	78.6%	1,379	86.9%
Cement—Paraguay	356	13.0%	-	0.0%
Concrete	32	1.2%	31	2.0%
Railroad	165	6.0%	105	6.6%
Aggregates	6	0.2%	14	0.9%
Others	27	1.0%	12	0.8%
Share of profit (loss) of associates	-	0.0%	45	2.9%
Reconciling items:				
Depreciation and amortization	(457)		(369)	
Tax on debits and credits banks accounts	(129)		(106)	
Finance costs, net	(675)		(710)	
Income tax	(473)		(124)	
NET PROFIT FOR THE PERIOD	**1,008**		**277**	

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